UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On October 18, 2017, Medigus Ltd., or the Company, held an adjourned Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel.  At the adjourned Extraordinary Meeting, shareholders voted on the proposal detailed in the Company’s proxy statement for the Extraordinary Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on September 11, 2017.  As of September 11, 2017, the record date for the adjourned Extraordinary Meeting, there were 151,285,784 ordinary shares issued, outstanding and entitled to vote at the Extraordinary Meeting. There were 11,222,071 ordinary shares present in person or represented by proxy at the adjourned Extraordinary Meeting, representing 7.42% of the issued and outstanding ordinary shares of the Company, and a quorum was present for the issue voted on at the Extraordinary Meeting. At the Extraordinary Meeting, the proposal to increase the aggregate number of ordinary shares authorized for issuance under the Company’s 2013 Share Option and Incentive Plan was approved by the requisite vote of the Company’s shareholders.

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-213280) and on Form S-8 (File No. 333-206803).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: October 18, 2017	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer

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